UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

FIRST QUARTER NEWS RELEASE

Investor relations contact: Mr. Paul Lau	Please refer to the Nam Tai website (www.namtai.com)
E-mail: shareholder@namtai.com	or the SEC website (www.sec.gov) for Nam Tai press releases
and financial statements.

NAM TAI ELECTRONICS, INC.

Q1 2012 Sales down 33.9%, Gross profit margin at 3.3%

SHENZHEN, PRC – April 30, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the first quarter ended March 31, 2012.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results (unaudited)
	Q1 2012	Q1 2011	YoY(%)(c)
Net sales(a)	$94,062	$142,410	(33.9)
Gross profit(a)	$3,075	$5,623	(45.3)
% of sales	3.3%	3.9%	—
Operating (loss)(a)	$(2,948)	$(946)	—
% of sales	(3.1%)	(0.7%)	—
per share (diluted)	$(0.07)	($0.02)	—
Net (loss) income(b)	$(3,634)	$2,018
% of sales	(3.9%)	1.4%
Basic (loss) earnings per share	$(0.08)	$0.05
Diluted (loss) earnings per share	$(0.08)	$0.04
Weighted average number of shares (‘000)
Basic	44,804	44,804	—
Diluted	44,832	44,849	—

Notes:

(a)	The above table excludes the discontinued product business, the net sales of which were $11.5 million and $19.5 million, gross (loss) profit was ($1.5 million) and $2.6 million, operating (loss) income was ($3.5 million) and $1.2 million for the three months ended March 31, 2012 and March 31, 2011, respectively. Please see page 7 Condensed Consolidated Statements of Operations for further details. This information has been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 1Q2012 on page 7, Condensed Consolidated Statements of Operations.
(b)	Net loss for the three months ended March 31, 2012 included loss from discontinued product business (net of tax) of $2.6 million, interest income of $0.5 million and exchange gain of $0.8 million.
(c)	Percentage change is not applicable if either of the two periods contains a loss.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2012

1. Quarterly Sales from Continuing Business Breakdown

(In thousands of US Dollars, except percentage information)

Quarter	2012	2011	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$94,062	$142,410	(33.9)	(33.9)
2nd Quarter	—	$125,994
3rd Quarter	—	$127,600
4th Quarter	—	$129,073

Total	$94,062	$525,077

Note:

*	The above table excludes the discontinued product business. Please see page 7 Condensed Consolidated Statements of Operations for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 1Q2012 on page 7, Condensed Consolidated Statements of Operations.

2. Key Highlights of Financial Position

	As at March 31,		As at December 31,
	2012(a)	2011(a)	2011(a)
Cash on hand (b)	$139.5 million	$213.6 million	$118.5 million
Ratio of cash to current liabilities	1.07	1.84	0.88
Current ratio	2.19	2.97	2.22
Ratio of total assets to total liabilities	3.41	3.87	3.38
Return on equity	(4.5%)	2.4%	0.2%
Ratio of total liabilities to total equity	0.41	0.35	0.42
Debtors turnover	50 days	48 days	46 days
Inventory turnover	35 days	15 days	19 days
Average payable period	69 days	54 days	54 days

Notes:

(a)	The Company’s ratios have been restated according to the reclassified assets and liabilities resulting from the discontinued Liquid Crystal Display Panels (“LCDP”) product business. Please see page 8 Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 1Q2012 on page 8, Condensed Consolidated Balance Sheets.
(b)	According to the Financial Accounting Standard Board (the “FASB”) Accounting Standards Codification (“ASC”) 210-10-20 “Balance Sheet” definition, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months are not classified as cash on hand but require separate disclosure. In the first quarter of 2012, the Company’s cash increased due to a decrease of $29.7 million in fixed deposits maturing over three months, which increased our available cash on hand.

OPERATING RESULTS

The net sales for the first quarter of 2012 and 2011 excluded the discontinued product business of low-end monochrome Liquid Crystal Display Panels (“LCDP”), the net sales of which were $11.5 million and $19.5 million, gross (loss) profit was ($1.5 million) and $2.6 million and operating (loss) income was ($3.5 million) and $1.2 million for the three months ended March 31, 2012 and March 31, 2011, respectively. Please see page 7 Condensed Consolidated Statements of Operations for further details. This information has been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of 1Q2012 on page 7, Condensed Consolidated Statements of Operations.

The first quarter of 2012 was a transitional period between our discontinued product lines of lower-margin and smaller orders and our ramp up for production of high-resolution LCD modules (“LCM”) for tablets and smartphones, which we anticipate will be characterized by higher-growth and larger orders.

Net sales for the first quarter of 2012 were $94.1 million, down 33.9% from net sales of $142.4 million for the same quarter of 2011. Gross profit was $3.1 million for the first quarter of 2012, decreased by 45.3% from $5.6 million for the same quarter last year. Gross profit margin for the first quarter of 2012 was 3.3%, down from 3.9% for the first quarter of 2011. This decrease was driven by the discontinuation of our product lines of lower-margin and smaller orders prior to our commencing production of larger quantities of high-resolution LCM for tablets and smartphones. The persistent delay in the production for the major new orders resulted from the continued refinement of some key components, provided by our customers’ selected suppliers, the quality of which was not yet stabilized and pending customers’ approval of their selected suppliers. It also resulted from modification of the specifications by the customers.

However, following the customer’s instruction and complying with its request according to its order schedule, we have made the Company’s labor force and corresponding facilities ready since December 2011 to begin the production for the major order of high-resolution LCM for tablets, for which we incurred costs and overhead expenses and further diminished our gross profit margin. Although the customer has partially compensated us for the incurred costs and overhead expenses caused by the delay of production, we have not fully recovered all the incurred cost and overhead expenses related to the postponement of production and lost revenue due to the delay.

As a result, we had an operating loss of $2.9 million in the first quarter of 2012, compared with an operating loss of $0.9 million in the first quarter of 2011, and a net loss of $3.6 million in the first quarter of 2012, compared with a net income of $2.0 million in the first quarter of 2011.

EXPANSION PROJECTS

The Company has two separate site-expansion projects in progress, one in Shenzhen and one in Wuxi. Currently, local government authorities have been actively working with the Company on these matters. The Company anticipates both lands will be released to us within this year and will be used for the improvement and expansion of our production facilities in both cities in the coming year.

COMPANY OUTLOOK

The Company’s revenue decreased by 33.9% for the first quarter of 2012 when compared with the first quarter of 2011 excluding the contribution from the discontinued low-end monochrome LCDP product business. This significant revenue decline was mainly due to the transition from the discontinued product lines and the delay in our ramp up of production for the customers’ new orders of high-resolution LCM for tablets and smartphones.

For the new order of tablet high-resolution LCM in Wuxi, the production could be further delayed due to the quality of key components provided by the customer’s selected suppliers, the quality of which was unable to meet the customer’s approval and these components are being tested by the customer.

For the new order from another customer of smartphone high-resolution LCM in Shenzhen, the customer’s continuous modification of the specifications also caused a delay on the final sample approval. The schedule of production is largely subject to the customer’s finalizing the product specifications and approval of its selected suppliers.

The Company reasonably believes that both customers have the capability to settle such matters.

Due to these uncertainties, the Company may be unable to achieve its sales target in 2012.

However, a number of factors would affect our revenue and margins, including: components shortages, quality instability, delivery delays caused by the customers’ selected suppliers; order cancellations, order postponements; the quantity of actually placed order may be different from the forecast order; the labor shortage or customers may request unit price reductions at anytime. It is also important to note that customers do not guarantee the utilization of our invested capacity.

The LCM assembly business is highly competitive. The increase in sales may not completely relieve pressure on our profit margins. Increasing inflation in China and appreciation of the Renminbi may further increase our labor cost, other overhead and material cost, thus increasing pressure on our margins, in addition to tax increases. The above risks could affect our anticipated sales and profit margins in 2012.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2012

As announced on October 31, 2011, the Company set payment of quarterly dividends for 2012. The dividends for Q2 2012 were paid on April 20, 2012. The following table repeats and updates the previously announced schedule for declaration and payment of quarterly dividends in 2012.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2012	December 31, 2011	January 20, 2012	$0.07	PAID
Q2 2012	March 31, 2012	April 20, 2012	$0.07	PAID
Q3 2012	June 30, 2012	July 20, 2012	$0.07
Q4 2012	September 30, 2012	October 20, 2012	$0.07

		Total for Full Year 2012	$0.28

The Company’s decision to continue dividend payments in 2012 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2012, what amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q2 TO Q4 2012

Announcements of Financial Results
Quarter	Date of release
Q2 2012	August 6, 2012 (Mon)
Q3 2012	November 5, 2012 (Mon)
Q4 2012	February 4, 2013 (Mon)

ANNUAL GENERAL MEETING

The 2012 Annual General Meeting has been scheduled to be held on Wednesday, June 6, 2012 at 11:30 a.m. (Pacific Daylight Time) at The Library, Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, United Sates.

The record date for determining shareholders entitled to vote at its 2011 annual meeting is April 30, 2012 and the proxy materials will be released to shareholders on or about May 4, 2012.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including: a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; customers’ bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; a further delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China, changes in the labor supply and labor relations; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed on March 16, 2012 with the Securities and Exchange Commission

The words “believe”, “may”, “will”, “project”, “continue”, “anticipate”, “intend”, “expect”, and similar words are intended to identify forward-looking statements. Forward-looking statements include both the express and implied statements made in “Expansion Projects,” “Company Outlook” and elsewhere in this news release, particularly statements regarding: management’s intention to focus its business on key components assembly for telecommunication products and expectations expressed regarding the action and cooperation of the local PRC government as to our expansion projects in Shenzhen and Wuxi; the expansion of our manufacturing capacity to meet the growing demand for LCD modules we anticipate; the development of new product segments and new customer bases; the perception of increasing inflation and appreciation of the Renminbi; and the Company’s ability to control costs and to invest in new technology.

For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.

All information in this press release is as of April 30, 2012 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law. Readers are cautioned not to place undue reliance on these forward-looking statements. The inclusion of any statement in this release does not constitute an admission by the Company or any other person that the events or circumstances described in such statements are material.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011

(In Thousands of US Dollars except share and per share data)

	Unaudited Three months ended March 31
	2012	2011

Net sales	$94,062	$142,410
Cost of sales	90,987	136,787

Gross profit	3,075	5,623

Costs and expenses
General and administrative expenses	4,719	4,919
Selling expenses	701	1,117
Research and development expenses	603	533

	6,023	6,569

Operating loss	(2,948)	(946)

Other income, net (1)	2,120	426
Interest income	456	647
Interest expenses	(46)	—

(Loss) income before income tax	(418)	127
Income tax (expenses) credit	(635)	633

(Loss) income from continuing product business	(1,053)	760

(Loss) income from discontinued product business, net of tax (2)	(2,581)	1,258

Consolidated net (loss) income	$(3,634)	$2,018

Basic net (loss) income per share:
Basic (loss) income per share from continuing product business	$(0.02)	$0.02

Basic (loss) income per share from discontinued product business	$(0.06)	$0.03

Basic net (loss) income per share	$(0.08)	$0.05

Diluted net (loss) income per share:
Diluted (loss) income per share from continuing product business	$(0.02)	$0.02

Diluted (loss) income per share from discontinued product business	$(0.06)	$0.02

Diluted net (loss) income per share	$(0.08)	$0.04

Weighted average number of shares (‘000)
Basic	44,804	44,804

Diluted	44,832	44,849

Notes:

(1)	Other income from continuing product business for the first quarter of 2012 included an exchange gain of $0.8 million, which is mainly due to the appreciation of the Renminbi and the depreciation of the Japanese Yen respectively against the US dollar during this quarter
(2)	Sales from the discontinued low-end LCDP product business were $11.5 million and $19.5 million and its income tax credit (expenses) were $0.9 million and ($0.05 million) for the three months ended March 31, 2012 and 2011, respectively.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2012 AND DECEMBER 31, 2011

In Thousands of US Dollars)

	Unaudited March 31 2012	December 31 2011

ASSETS
Current assets:
Cash and cash equivalents	$139,477	$118,510
Fixed deposits maturing over three months	5,155	34,825
Accounts and notes receivable, net	51,274	65,754
Inventories	35,289	26,515
Prepaid expenses and other receivables	17,362	14,334
Deferred tax assets – current	3,428	3,101
Current assets from discontinued product business	33,821	34,179

Total current assets	285,806	297,218

Property, plant and equipment, net	144,006	137,393
Land use rights	13,550	11,981
Deposits for property, plant and equipment	556	4,247
Deferred tax assets – non current	5,813	5,922
Other assets	924	982

Total assets	$450,655	$457,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,127	$268
Accounts payable	68,331	74,429
Trust Receipt loans	9,107	—
Bank loan	1,434	—
Accrued expenses and other payables	26,875	35,980
Derivative financial instrument	72	—
Dividend payable	9,409	12,545
Income tax payable	1,509	656
Current liabilities from discontinued product business	9,840	10,280

Total current liabilities	130,704	134,158

Deferred tax liabilities	1,379	1,379

Total liabilities	132,083	135,537

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	287,055	287,055
Retained earnings	31,077	34,711
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	318,572	322,206

Total liabilities and shareholders’ equity	$450,655	$457,743

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In Thousands of US Dollars)

	Unaudited Three months ended March 31
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES

Consolidated net (loss) income	$(3,634)	$2,018

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	4,194	4,711
Allowance for inventories	1,329	52
Loss on purchase commitments	924	—
Loss on disposal of property, plant and equipment	341	3
Loss on derivative financial instrument	72	—
Deferred income taxes	(490)	(1,204)
Unrealized exchange gain	(47)	(666)

Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	14,909	(12,577)
(Increase) decrease in inventories	(9,936)	1,045
Increase in prepaid expenses and other receivables	(3,520)	(2,969)
Increase in notes payable	3,859	—
(Decrease) increase in accounts payable	(8,825)	5,408
Increase (decrease) in accrued expenses and other payables	2,537	(167)
Increase (decrease) in income tax payable	239	(2,042)

Total adjustments	5,586	(8,406)

Net cash provided by (used in) operating activities	$1,952	$(6,388)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(22,057)	$(5,647)
Decrease (increase) in deposits for purchase of property, plant and equipment	3,690	(801)
Increase in other assets	—	(106)
Proceeds from disposal of property, plant and equipment	260	—
Decrease in fixed deposits maturing over three months	29,670	—

Net cash provided by (used in) investing activities	$11,563	$(6,554)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(3,136)	$(2,240)
Proceeds from Trust Receipt loans	9,107	—
Proceeds from bank loan	1,434	—

Net cash provided by (used in) financing activities	$7,405	$(2,240)

Net increase (decrease) in cash and cash equivalents	20,920	(15,182)
Cash and cash equivalents at beginning of period	118,510	228,067
Effect of exchange rate changes on cash and cash equivalents	47	666

Cash and cash equivalents at end of period	$139,477	$213,551

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive loss was $3,634 for the three months ended March 31, 2012, and the comprehensive income was $2,018 for the three months ended March 31, 2011.

2.	Business segment information – The Company operates primarily in two segments, Telecommunication Components Assembly –(“TCA”) segment and the Consumer Electronic Communication Products (“CECP”) segment in 2011.

In 2012, the Company’s business is separated into the TCA and Flexible Printed Circuit (“FPC”) segments. In the first quarter of 2012, the CECP segment fell below the threshold prescribed under FASB ASC 280-10-50-12 and the CECP segment was combined with the TCA segment. In the first quarter of 2012, the net loss from the FPC segment was above the threshold prescribed under FASB ASC 280-10-50-12 and the FPC segment was separated from the TCA segment.

	Unaudited Three months ended March 31
	2012	2011
NET SALES FROM CONTINUING PRODUCT BUSINESS:
- TCA	$87,814	$139,908
- FPC	6,248	2,502

Total net sales from continuing product business	$94,062	$142,410

Net (LOSS) INCOME FROM CONTINUING PRODUCT BUSINESS:
- TCA	$1,516	$4,693
- FPC	(1,022)	(3,019)
- Corporate	(1,547)	(914)

Total net (loss) income from continuing product business	$(1,053)	$760

	Unaudited Mar. 31, 2012	Dec. 31, 2011
IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$250,874	$239,734
- FPC	37,470	50,915
- Corporate	128,490	132,915

Total assets	$416,834	$423,564

3. A summary of the net sales, net (loss) income and long-lived assets by geographic areas is as follows:

	Unaudited Three months ended March 31
	2012	2011
NET SALES FROM OPERATIONS WITHIN:
-PRC, excluding Hong Kong:
Unaffiliated customers	$94,062	$142,410
Intercompany sales	287	547

- Intercompany eliminations	(287)	(547)

Total net sales	$94,062	$142,410

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(502)	$2,015
- Hong Kong	(551)	(1,255)

Total net (loss) income	$(1,053)	$760

	Unaudited Mar. 31, 2012	Dec. 31, 2011
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$153,044	$144,788
- Hong Kong	4,512	4,586

Total long-lived assets	$157,556	$149,374

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date April 30, 2011	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer